Contact

www.linkedin.com/in/maurice-reid-b5958726b (LinkedIn)

Top Skills

Data Analysis
Analytical Skills
Financial Analysis

Maurice Reid

Chief Executive Officer Reid Capital investments and Chesapeake Telemedicine
Bel Air, Maryland, United States

Summary

Dr. Maurice N. Reid, the first and only physician in the history of his family, was born and raised in Baltimore, Maryland. After graduating high school, he attended Howard University where he graduated Magna Cum Laude with a degree in Chemistry. After graduating from Howard, Dr. Reid received his medical education at the University of Maryland, which was followed by a residency in Emergency Medicine also at the University of Maryland. After residency, he stayed on as assistant professor in the department Emergency Medicine. In 2004, Dr. Reid decided to leave academia and open ExpressCare Urgent Care Centers. Over the last 20 years, Dr. Reid has grown ExpressCare to over 40 locations in 4 states. In 2021, Dr. Reid sold his equity interest in ExpressCare Urgent Care Centers to LifeBridge Health. His tenure with ExpressCare ended on December 31, 2023. After his departure, Dr. Reid has been involved in expanding his philanthropic interests and entrepreneurial endeavors in real estate, health care services and health care oriented technology businesses. In April 2024, Dr. Reid opened Chesapeake Telemedicine. Chesapeake Telemedicine is a virtual platform designed to provide rapid and convenient access to medical care for a list of common medical ailments. From pink eye to a bladder infection, Chesapeake Telemedicine's experienced providers can quickly assess and treat a wide variety of medical complaints.

Experience

Chesapeake Telemedicine

Chief Executive Officer
January 2024 - Present (10 months)
United States

Founded by emergency physicians with a combined experience of 75+ years in emergency rooms and urgent care centers, Chesapeake Telemedicine's focus is to provide easy and convenient telemedicine services with the highest quality medical care. We pride ourselves on connecting you with the right

providers to treat your conditions in an expedient manner and at an affordable cost.

Reid Capital Investments, LLC

Chief Executive Officer

March 2005 - Present (19 years 8 months)

United States

ExpressCare Urgent Care Centers

Chief Executive Officer

March 2005 - January 2024 (18 years 11 months)

Bel Air, Maryland, United States

Founder and CEO of ExpressCare Urgent Care Centers

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Education

University of Maryland School of Medicine

Doctor of Medicine - MD, Medicine · (August 1995 - July 1999)

Howard University

Chemistry · (August 1991 - June 1995)